UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
    - ☑ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
MindWise, Inc.

Legal status of issuer

> **Form**
> Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*

> July 15, 2019

Physical address of issuer
1555 Botelho Dr. #124, Walnut Creek, California, 94596

Website of issuer
www.MindWise.io

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary

1

0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will shall pay to the intermediary at the conclusion of the offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$250,000.00

Deadline to reach the target offering amount
July 18, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end (December 31, 2021)	**Prior fiscal year-end (December 31, 2020)**
Total Assets	$873	$1,230
Cash & Cash Equivalents	$873	$1,230
Accounts Receivable	$0.00	$0.00
Short-term Debt	$2,576.00	$0.00
Long-term Debt	$25,000.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$32,003	-$25,155

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 2, 2022

FORM C/A

Up to $250,000.00

MindWise, Inc.



Explanatory Note

MindWise, Inc. (the "Company," as well as references to "we," "us," or "our") is filing an amendment to its Form C, which was initially filed with the Securities and Exchange Commission on March 1, 2022, to decrease the Maximum Offering Amount from $450,000 to $250,000, include financial statements for its 2021 and 2020 fiscal years, to include a Webinar Transcript, and to update the terms of the Company's outstanding Convertible Note, located in the "Capitalization" section of this Form C/A.

Crowd Notes

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by MindWise, Inc, a Delaware Corporation, to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $250,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$250,000.00	$12,500.00	$237,500.00

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.
(2)   The issuer will owe five percent (5%) of the amount raised in the Offering to the Intermediary at the conclusion of the Offering. The Intermediary will also receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on

its website at www.MindWise.io no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is May 2, 2022.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS

OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.MindWise.io. The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

MindWise, Inc. (the "Company") is a Delaware Corporation, formed on July 15, 2019.

The Company is located at 1555 Botelho Dr. #124, Walnut Creek, California, 94596.

The Company's website is www.MindWise.io.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

MindWise provides fraud prevention services for financial institutions. The Company expects to charge a subscription fee for our services, billed annually.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Notes	$250,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$250,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	July 18, 2022
Use of proceeds	See the description of the use of proceeds on page 24 hereof.
Voting Rights	See the description of the voting rights on page 35 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing approved fraud prevention products and thus may be better equipped than us to develop and commercialize fraud prevention products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our fraud prevention will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of customers, employees, and individuals and organizations found to be compromised through our cybersecurity activities in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by implementing reasonable security measures and attempting to maintain compliance with recommended security standards such as SOC2 and PCI DSS. The expenses associated with protecting our information/ these steps could reduce our operating margins.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include, but are not limited to, sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us. We also collect certain personal, confidential information for fraud prevention purposes.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised, and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant additional investments of capital and employee resources that we may be unable to secure. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or busin2ess delays may result

from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Tobin Shea (CEO, Board President and Treasurer), Nico Kokonas (CTO, Board Director), and Casey McGlynn (Board Secretary). The Company has or intends to enter into employment agreements with Tobin Shea and Nico Kokonas although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Tobin Shea, Nico Kokonas, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Tobin Shea, Nico Kokonas, and Casey McGlynn in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Tobin Shea, Nico Kokonas, and Casey McGlynn die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the

system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 1, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not currently and likely will not in the future be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Transfer of the Crowd Notes is also subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 93% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company,

which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an

IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the

Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

MindWise provides fraud prevention services for financial institutions. We expect to implement a subscription-based pricing model, charged monthly.

Business Plan

MindWise currently offers our proprietary fraud prevention services to banking and non-banking financial institutions. Our novel fraud prevention methods allow MindWise to deliver services to our clients, which are engineered to potentially generate savings on fraud losses by detecting compromised information earlier than competitors.

Our client acquisition strategy consists of inbound marketing efforts through earned media content and developing brand trust along with noteworthy outbound marketing efforts. Additionally, MindWise anticipates engaging relevant companies for channel partnerships such as other fraud prevention providers using non-competitive fraud prevention methods. MindWise also plans to develop additional product offerings to more types of financial institutions and expand past financial institutions to other businesses dealing with sensitive information and individual consumers.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Card Fraud Prevention	MindWise detects compromised credit and debit cards before fraud has been attempted so the issuing institutions can react before incurring fraud loses.	Banks and Credit Unions

We are constantly researching and developing new iterations of our products. We currently offer card fraud protection and anticipate offering more products by the end of this year. Some of these include individual consumer information monitoring, data breach monitoring, and payment gateway/processor fraud prevention.

Our services are digitally available across the entire United States.

Competition

The Company's primary competitors are LexisNexis, Kount, Seon Fraud Fighters, and Fraudio.

While we believe we offer a unique product, many competitors exist in the general fraud prevention and cybersecurity space. Because MindWise uses a novel fraud prevention method, we believe many competitors may be potential partners to provide multi-layer fraud prevention solutions for clients.

Customer Base

Currently, our target customers are primarily banking and non-banking financial institutions.

Intellectual Property

Not applicable.

Governmental/Regulatory Approval and Compliance

We are subject to regular business laws along with specific data security standards for sensitive information regarding individuals' financial information and other personally identifiable information.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1555 Botelho Dr. #124, Walnut Creek, California, 94596.

The Company conducts business in the United States.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5%	$1,250	5%	$12,500
Salary Payments	60%	$15,000	60%	$150,000
Tech Stack	8%	$2,000	8%	$20,000
Marketing and Sales	20%	$5,000	20%	$50,000
Legal and Administrative	7%	$1,750	7%	$17,500
Total	100%	$25,000	100%	$250,000

*The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The company has the discretion to alter the use of proceeds based on general economic conditions or a change in business needs.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers of the Company

The directors or managers and Officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name	MindWise Positions	Employment Responsibilities	Past Experience	Education & Qualifications
Tobin Shea	CEO, President, Treasurer	Oversee company operations and manage investor relations/fundraising efforts	Chemistry Teaching Assistant at Saint Mary's College of California, 2017-2020: Assisted with teaching and grading responsibilities.	Bachelor's in Biology and Philosophy, Saint Mary's College of California

| | | | Chemistry Researcher at Saint Mary's College of California, 2018: Researched synthesization and testing properties of photo-responsive liquid crystal elastomers.

Drone Pilot and Content Creator at TC Media, 2016-2018: Operated drone video for content creation and marketing strategies | |
|---|---|---|---|---|
| Nico Kokonas | CTO, Director | Manage the tech stack and the technical buildout of the company's product roadmap | Co-Founder at Track4, 2016 – 2017: Designed and deployed a web-scraper platform for banking clients. | A+, Network+, and Security+ certificates; CompTIA

Network Assurance, Digital Forensics, Information Security, and Secure Software certificates; Texas A&M |
| Casey McGlynn | Secretary | Maintain records of Board meetings and safekeep all official contracts, records, and notices for the organization. | Partner at Wilson Sonsini Goodrich & Rosati, 1978 – Present; Represent MedTech, HealthTech, and Life Sciences companies in their formation, funding, | B.S. and J.D.; Santa Clara University |

			partnering, M&A, and IPO transactions.	

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount authorized	10,000,000
Amount outstanding	8,600,000
Voting Rights	One vote per share
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

Type of security	Warrant
Amount authorized	1
Amount outstanding	1
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A
Other Material Terms	In April 2021, MindWise was accepted into the Newchip Accelerator program and, upon acceptance, granted Newchip the option to participate in a future Qualified Financing event for up to $250,000 in exchange for equal and favorable (20% discount or 1.5X the highest discount offered to investors) terms in the securities issued. This warrant also grants Newchip the option to participate in subsequent Qualified Financing events. A Qualified Financing event means any equity or equity-linked financing event, including this offering, from which the Company receives gross proceeds of at least $100,000.

Type of Security	Convertible Note
Amount outstanding	$25,000
Interest rate and payment schedule	5% interest per annum, which may not be prepaid, including unpaid interest, prior to the Maturity Date unless authorized by the noteholder.
Amortization schedule	None
Describe any collateral or security	None
Maturity date	March 31, 2023 The maturity date may be extended. However, in the event of default, the holder of the note may, with the written consent of a majority of investors, declare all outstanding obligations related to the note immediately due and payable.
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A
Other material terms	If a Qualified Financing event occurs, whereby the Company raises more than $1 million in gross proceeds by issuing and selling Preferred Stock, the outstanding amount, which includes the principal and unpaid interest, shall convert into a number of Preferred Stock shares with a price equal to the lesser of 75% of the price per share paid by the other purchasers of the Preferred Stock sold in the Qualified Financing or an amount obtained by dividing $5 million (the valuation cap) by the fully diluted capitalization of the Company.

Type of debt	Accounts Payable and Payroll Liabilities
Name of creditor	Various creditors
Amount outstanding	$2,576
Payment schedule	The Company classifies its payables as short-term obligations and expects to repay the amount in full within the next 12 months.
Amortization schedule	None
Describe any collateral or security	None
Maturity date	N/A
Other material terms	N/A

The Company has no debt outstanding outside of the previously described convertible note. *The Company has conducted the following prior Securities offerings in the past three years:*

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Warrant	1	$0	N/A	April 2021	4(a)(2)
Convertible Note	1	$25,000	General Corporate Purposes	September 2021	4(a)(2)

Ownership

The majority of the company is owned by the two co-founders, Nico Kokonas and Tobin Shea.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Tobin Shea	46.5%
Nico Kokonas	46.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/20)

Total Income	Taxable Income	Total Tax
($25,155)	$0.00	$0.00

Tax return information for the year ending December 31, 2021 is not yet available.

Operations

We our currently raising our pre-seed round which we anticipate will be enough funding for at least one year of operating expenses. Our challenges will be marketing our services to and acquiring banking institution clients and a significant portion of raised funds will be devoted to do this.

The company intends to focus heavily on client acquisition through significant sales and marketing efforts. Some of these efforts include retaining with a PR firm to develop a strong brand identity and awareness through earned media content, outbound marketing, trade shows, channel partnerships, and working with banking associations.

Liquidity and Capital Resources

The proceeds will be primarily used for staffing and client acquisition. Many of these key hires will support the drive for client acquisition and provide further support for MindWise to handle its new client load.

The Company continues to evaluate potential additional raises from prospective angels and other investors.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $250,000.00 in principal amount of Crowd Notes. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 18, 2022 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. If the Company has received the Minimum Amount by the Offering Deadline, the Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $250,000.00 (the "Maximum Amount"), and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

If a Purchaser does not cancel an investment commitment before the Offering Deadline, the funds will be released to the Company upon closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an

"Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields set forth the compensation being paid in connection with the Offering.

Commission/Fees
The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our offering materials and the Crowd Note(s) in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

General

A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company but receives company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note.

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this offering, then the specified event upon which the Crowd Notes would convert into capital stock of our company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Notes will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, including upon a Qualified Equity Financing if our company elects to convert your Crowd Note then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing

The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one minus any applicable Discount, and (b) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap by (b) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity

Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment
The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher value of (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2X your principal amount) or (ii) the number of shares of preferred stock of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note
The Crowd Notes will terminate upon the earlier of (i) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights
The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: i) to the Company, ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, iii) as part of an IPO or iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Additional Transfer Restrictions
The Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up
Upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms
The Company does not have the right to repurchase the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not entered into transactions with related persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Tobin Shea
(Signature)

Tobin Shea
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Tobin Shea
(Signature)

Tobin Shea
(Name)

CEO
(Title)

May 2, 2022
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Crowd Notes
Exhibit E	Pitch Deck
Exhibit F	Video Transcript
Exhibit G	Webinar Transcript

EXHIBIT A

Financial Statements

MINDWISE, INC.
Balance Sheet
As of December 31, 2021 and 2020
(unaudited)

	2021	2020
Assets		
Current Assets		
Cash and cash equivalents	$ 873	$ 1,230
Total Current Assets	$ 873	$ 1,230
Total Assets	$ 873	$ 1,230
Liabilities and Stockholders' Equity		
Liabilities		
Current Liabilities		
Accounts payable	$ 2,363	$ -
Payroll liabilities	$ 213	$ -
Total Current Liabilities	$ 2,576	$ -
Long-Term Liabilities		
Note payable	$ 25,000	$ -
Total Long-Term Liabilities	$ 25,000	$ -
Total Liabilities	$ 27,576	$ -
Stockholders' Equity		
Common Stock		
10,000,000 shares authorized at $0.0001 par value;		
8,600,000 shares issued and outstanding	$ 800	$ -
Additional paid in capital	$ 53,270	$ 50,000
Retained earnings (deficits)	$ (80,773)	$ (48,770)
Total Stockholders' Equity	$ (26,703)	$ 1,230
Total Liabilities and Stockholders' Equity	$ 873	$ 1,230

MINDWISE, INC.
Statement of Profit and Loss
As of December 31, 2021 and 2020
(unaudited)

	2021	2020
Revenues, net	$ -	$ -
Operating expenses		
Other general and administrative	$ 32,003	$ 25,155
Total operating expenses	$ 32,003	$ 25,155
Net operating income (loss)	$ (32,003)	$ (25,155)
Net income (loss)	$ (32,003)	$ (25,155)

MINDWISE, INC.
Statement of Cash Flows
As of December 31, 2021 and 2020
(unaudited)

		2021		2020
Cash Flow From Operating Activities				
Net income (loss)	$	(32,003)	$	(25,155)
Changes in net operating working capital:				
Accounts Payable	$	2,363	$	-
Accured Liabilities	$	213	$	-
Total Cash from (used) in Operating Activties	$	(29,427)	$	(25,155)
Cash Flow From Investing Activities	$	-	$	-
Cash Flow From Financing Activities				
Proceeds from note payable	$	25,000	$	-
Proceeds from common stock issuance	$	800	$	-
Proceeds from additional paid in capital	$	3,270	$	25,000
Total Cash from (used) in Financing Activties	$	29,070	$	25,000
Net increase (decrease) in cash	$	(357)	$	(155)
Cash at the beginning of the year	$	1,230	$	1,385
Cash at the end of the year	$	873	$	1,230

MINDWISE, INC.
Statement of Changes to Stockholders' Equity
As of December 31, 2021 and 2020
(unaudited)

	Common Stock	Retained Earnings	Additional Paid in Capital	Stockholders' Equity
Balance as of January 1, 2020	$ -	$ (23,615)		$ (23,615)
Issuance of equity securities				$ -
Additional paid in capital	$ -		$ 50,000	$ 50,000
Net income (loss)		$ (25,155)		$ (25,155)
Balance as of December 31, 2020	$ -	$ (48,770)	$ 50,000	$ 1,230
Issuance of equity securities	$ 800			$ 800
Additional paid in capital			$ 3,270	$ 3,270
Net income (loss)		$ (32,003)		$ (32,003)
Balance as of December 31, 2021	$ 800	$ (80,773)	$ 53,270	$ (26,703)

MINDWISE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 and 2020
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

MINDWISE, INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Delaware on July 15, 2019. The Company provides a real-time, comprehensive, event-driven fraud prevention platform aimed at banks, merchant gateways, payment processors, and other financial institutions.

Since inception, the Company has relied on issuing securities to founders to fund its operations. As of December 31, 2021, the Company had negative shareholders' capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may

include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $873 and $1,230 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2021 and 2020, the Company had $0 and $0 of net fixed assets, respectively.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets

and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet earned any revenue.

Accounts Receivable

The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019 and has incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company has a total of $27,576 in debt obligations. The company expects to repay $2,576 of these obligations within the next 12 months and has classified these obligations as short-term liabilities. $213 and $2,363 of these short-term liabilities relate to payroll and accounts payable, respectively.

Additionally, the Company has a convertible note outstanding with a principal balance of $25,000. This convertible note was issued on September 29, 2021. This note has an annual interest rate of 5% and a 25% discount with a $5 million valuation cap, which will be converted into equity following the issuance of at least $1 million of Preferred Stock. This note is due to mature on March 31, 2023.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2021 and 2020. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2021and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not currently aware of any actual or threatened litigation.

NOTE 7 – EQUITY

The Company has a single class of equity. The two founders of the Company were each issued 4,000,000 shares of common stock which is subject to a vesting schedule. As of December 31, 2021, each founder has vested 2,750,000 of their 4,000,000 share issuance. Additionally, the Company has issued an additional 600,000 common shares to advisors for services rendered but none of those additional shares have vested yet. Furthermore, the Company has reserved an additional 2,000,000 shares for options set aside for in an incentive plan but none of these options have been issued.

Participation in Accelerator
On April 29, 2021, the Company entered into an accelerator program with Newchip LLC ("Accelerator") for a net program fee of $3,999, which consists of a $16,000 scholarship deduction from the gross program fee of $19,999. The Accelerator has received investment and follow-on investment rights to invest up to $250,000 in securities issued in the event of any equity or equity-linked financing event from which the Company receives gross proceeds of at least $100,000.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is not aware of any related-party transactions outside the normal scope of business that would have a material impact on these financial statements.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2022, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through MicroVentures, a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation
Management has evaluated subsequent events through April 27, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Company Summary



MicroVentures



PRESERVE | PROTECT | PREVENT

Company: MindWise

Market: Fraud detection and prevention

Product: Fraud prevention engine that is engineered to detect sensitive information for sale on the deep web

Company Highlights

- Scanned over 4 million credit cards on the dark web
- Entered into a profit-sharing agreement with its current partner LoanClose, who will introduce MindWise to its banking partners as its fraud prevention provider
- Previously confirmed the existence of stolen credit card information being sold on the dark web, which originated from a Jason's Deli data breach[i]
- Creating a modular analytics engine to scan the deep web for sensitive banking and non-banking data

WHY IT'S INTERESTING

Have you had ever had your identity stolen, or know someone who has? In the U.S. alone, there were 1.4 million cases of identity theft in 2020, which increased 53% from 2019.[ii] Fraud continues to persist as cyber criminals are becoming increasingly sophisticated in obtaining your personal or financial information.[iii] Once obtained, these criminals can either use the information themselves or sell it on the "black market" through the dark web.[iv] MindWise has created a fraud prevention platform that monitors the dark web to identify stolen information. If information is identified on the dark web, MindWise alerts its partnering institution of a breach with the goal of stopping fraud before it occurs.

MindWise has already proven the efficacy of its minimal viable product, which is initially focused on credit card fraud detection and prevention. In 2017, the Joker's Stash illicit card market released about 7 million compromised cards. By compiling data on batches of these cards, Mindwise was able to confirm the existence of one of the breaches from which Joker's Stash had sourced credit card information and hone in on its source—Jason's Deli.[v] Today, MindWise is bringing this technology to financial institutions and individuals. Its first customer is LoanClose, who has signed an agreement to use its card fraud prevention services. MindWise is currently raising capital to expand its solutions and build out a Modular Analytics Engine (MAE), which it is designing as a robust platform for fraud detection and prevention.

EXECUTIVE SNAPSHOT

MindWise is a threat detection software solution that uses proprietary technology to monitor the deep web for sensitive, personal information for banking and non-banking institutions. MindWise's platform currently supports a credit card detection scanning system that specifically seeks to alert institutions of sensitive information that may be up for sale on the deep web. The company anticipates developing additional products to its platform that serve specific use cases for financial institutions (account takeover prevention and payment processor protection)



and individuals (personal information monitoring). MindWise is currently seeking up to $250,000 to execute on its goals of further client acquisition and additional product development.

Video

PERKS

*You are investing in Crowd Notes in this offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to Regulation CF investment limits, are not inclusive of lower dollar amount perks, except where otherwise noted.

Investors who purchase the first 300,000 Crowd Notes, and thereby fund the first $300,000, will receive Crowd Notes with a conversion provision based on a $5 million valuation cap and a 25% discount instead of a $10 million valuation cap and a 20% discount. That means, in connection with equity financing of at least $1,000,000, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 25% discount (instead of a 20%) to the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $5 million valuation cap (instead of $10 million).

COMPANY SUMMARY

Opportunity

In 2020, it's estimated that $11 billion of losses were attributed to credit card fraud in the U.S. alone.[vi] With the onset of the COVID-19 pandemic and its residual effects on digitization, the negative economic effects of credit card fraud may not go away. According to MarketsAndMarkets, more than 60-70% of the global population are now using at least one digital platform, including digital banking products like bank apps and digital money wallets.[vii] The costs for breached financial accounts are usually borne by the banking institution.[viii] As consumers "digitize" their lives, cyber threats related to credit cards play an ever-increasing role in our day-to-day lives.

Beyond credit card information, other personal identifiable information (PII), and credentials to financial accounts all have a market on the deep web, or the "internet for fraudsters". For example, on average, a forged Minnesota driver's license has a sticker price of $20, utility bill templates are more than $39, email credentials are priced at around $10, and hacked crypto accounts go for between $310 and $810.[ix] What if this information, along with financial information kept by financing institutions, could be found before a sale occurs?

MindWise is aiming to provide an extra level of security for banking and non-banking institutions with its modular analytics engine, first starting with its Card Fraud Prevention solution. This solution scans the deep web for information, such as bank identification numbers ("BINs"), and alerts institutions if their BINs appear on deep web marketplaces. This information can then be utilized by the institution as well as the customer, with the goal of stopping fraud before a criminal attempts transactions with the information. Looking forward, the company anticipates developing add-on solutions for financial institutions and expanding its platform into consumer-facing solutions relating to identity protection.


Product

MindWise's initial product, the card fraud prevention solution, is built on the MindWise platform, called the Modular Analytics Engine (MAE). MindWise expects the MAE to support additional products for both enterprises and consumers following continued product development.

Card Fraud Prevention

MindWise's Card Fraud Prevention solution was built to catch card fraud before it happens. It does this by scanning the deep web, which is home to sensitive information, like credit card data, that is bought and sold by both hackers and thieves looking to capitalize on this stolen information.

Fraud that originates from the black market typically follows this timeline:

- Step 1: The card information is acquired through some form of cybersecurity breach
- Step 2: The card information is either sold to a "wholesaler" on the deep web or directly put up for sale by the cybercriminal on a deep web marketplace
- Step 3: A criminal purchases the information for use—a physical card can be delivered to the criminal, or the information can be delivered electronically
- Step 4: A criminal makes a purchase with the card or card information

MindWise's card fraud solution is engineered to stop card fraud between steps Two and Three. MindWise has built an automated process to gain reliable access to dark web marketplaces and scour them in real time for partial card data. By cross referencing other marketplaces and databases, we are able to build a more complete profile of the compromised individual. With this profile we can then identify and alert the bank that issued the now compromised card. Now, the bank has an opportunity to mitigate the compromised card before the fraud is even attempted, protecting both its customers and itself from potential financial loss.

Modular Analytics Engine

MindWise's MAE is a modular, cloud-based platform that is being designed as a one-size-fits-many security protection solution for enterprise and individual customers. For enterprises, integration is as easy as connecting BINs through an API. The MAE is backed by a trade secret that essentially scans the dark web for customer BINs.

Remainder of Page Intentionally Left Blank





Cloud-Based
Scalable to any size with little cost increase
PCI Compliant
Our system is engineered to be completely secure
Easy Integration
Quick and secure through an API. Only need bank BIN numbers.
MindWise
Modular Applications
Developing projects like synthetic fraud, account, and identity protection
Trade Secret
The MAE is incredibly complex and is a coveted trade secret

Use of Proceeds

If MindWise raises the minimum ($25,000) or maximum ($250,000) offering amount, it intends to use the proceeds as follows:



Use of Proceeds
7%
5%
20%
8%
60%
Intermediary Fees
Salary Payments
Tech Stack
Marketing and Sales
Legal and Administrative

- **Intermediary Fees:** Fees paid to the intermediary for this offering
- **Salary:** Salary payments for current staff and additional hires such as industry experienced sales and technology specialists
- **Tech Stack:** Associated technology costs, including server fees, security audits, and other similar costs
- **Marketing and Sales:** Expenses related to customer acquisition costs, such as content creation for inbound marketing
- **Legal and Administrative:** Contract drafting and negotiation costs and administrative costs (CRM, account and payroll services, office expenses, and others)


Product Roadmap

MindWise designed its platform to support additional products in which customers could receive comprehensive security across a variety of products and use cases. Some of the planned products in development include:



Loan Fraud/Synthetic Fraud

As one of the fastest growing types of fraud in the U.S. in 2019,[x] synthetic fraud results from fraudsters using real and fake information. The Loan Fraud/Synthetic Fraud product will be positioned for banking institutions to protect its customers' personal data and its potential customers from applying with fraudulent information.



Payment Processor Protection

MindWise expects this product to take the most resources to develop, yet potentially open up an attractive market opportunity. Payment processor protection attempts to monitor compromised cards and build a scoring matrix to stop transactions that are likely using fraudulent cards.



Breach Monitoring

Breach monitoring security can be used by businesses to protect their cloud-hosted or on-promise hosted sensitive data. According to the company, this product can use a similar UI and logical coding functions as its other products.



Account Takeover

This security protection attempts to protect banking and non-banking customers' username and password credentials. According to MindWise, the protection code on the backend is ready to be rolled out, however, it needs funds to develop the UI and a necessary monitoring component.



Consumer Information Monitoring

Consumer-facing product that will use the same screening technology already in place, but with a simple-to-use UI and support for high account volumes.


Business Model

MindWise expects to launch a pay-as-you-go pilot program for its card protection product that charges institutions per compromised card ($100/card). This pilot program is priced at a substantial discount to its future pay-as-you-go pricing model, which will charge institutions $400 per confirmed compromised card. Additionally, the company anticipates rolling out a subscription-based model, which will charge financial institutions $2.50 per issued card per month.

The company expects to employ a subscription-based model for the products on its roadmap and believes it has considerable flexibility in the pricing structure.

USER TRACTION

As a bootstrapped startup, MindWise has focused its efforts on developing the technology behind its protection monitoring technology to prove its efficacy in scanning black market databases. To date, the company has scanned over 4 million cards.

Additionally, the company has entered a Pilot Program Partnership with LoanClose to provide loan application fraud screening and data breach monitoring. MindWise and LoanClose are also engaged in a profit-sharing agreement in which LoanClose will introduce MindWise to its banking partners as its fraud prevention provider in return for a finder's fee.



HISTORICAL FINANCIALS

MindWise is currently pre-revenue and aims to further develop its product roadmap and launch business development initiatives from the proceeds of this raise. The company has been bootstrapped since inception in 2019, and therefore has incurred only $80,773 of operating expenses. In 2021, a majority of expenses were attributed to legal, accounting, and salary costs. A detailed breakdown is as follows:





In 2021, the company averaged a monthly cash burn of $566 and had $873 of cash on hand as of December 2021.

INDUSTRY AND MARKET ANALYSIS

Cybersecurity

According to Grandview Research, the global cyber security market was valued at $167.13 billion in 2020 and is expected to grow at a compounded annual growth rate (CAGR) of 10.9% from 2021 to 2028. The research firm also notes that while disruptive and emerging technologies in various sectors have offered new capabilities, facilitated automation, and enabled increasing ease of work, these technologies have also emerged as a potent factor in the development of the global threat landscape of exploits, vulnerabilities, and malware. Because of this ever-evolving threat landscape, the research firm notes that cybersecurity has become vital to organizations due to rapidly increasing frauds, cybercrimes, risk, threats, and vulnerabilities.[xi]

In light of COVID-19, the cybersecurity industry, like many other industries, has been forced to adapt to changing environments. In 2020, cybercrimes were up 600% due to the COVID-19 pandemic.[xii] In its State of Cybersecurity 2020 report, CompTIA notes that the COVID-19 pandemic introduced new elements to the security equation. Among these, CompTIA cites remote work exposing vulnerabilities in workforce knowledge and connectivity and phishing emails that prey on new health concerns rather than previous financial tactics.[xiii]

Fraud Detection and Protection

The COVID-19 pandemic has also impacted the global fraud detection and protection (FDP) market, one serviceable addressable market for cybersecurity solutions. According to MarketsAndMarkets, the global FDP is expected to grow from $20.9 billion in 2020 to $38.2 billion by 2025, representing a 12.8% CAGR over that time period. Partly accelerated by the COVID-19 pandemic, the research firm reports that 60-70% of people are now using one or many digital platforms, including the use of digital banking platforms and mobile, or digital, wallets.[xiv]

As consumers are increasingly using digital products, specifically for banking, sensitive material on the black market is growing. For example, cybersecurity firm Sixgill reported that over 76 million compromised cards were offered for sale on the black market in the second half of 2019, which represents over triple the amount found on the black market in the first half of that year.[xv] The global costs for card fraud is equally staggering—A report by



research firm Nilson reported total card fraud losses globally reached $28.65 billion in 2019. Another report by Aite Group cited the U.S. alone has seen approximately $11 billion of losses related to credit card fraud in 2020.[xvi]

Cybercriminals, including fraudsters that buy illicitly obtained information, typically do so on the deep web, which acts as an "eBay" for a host of products, including the financial information of unsuspecting individuals. These marketplaces on the deep web are surprisingly well-established, where the price of information, for example, is influenced by a host of factors including the "fullness" of the information and its recency.[xvii] For example, the average price of stolen credit card information on the deep web is about $17.36, or less than a penny per dollar of credit limit. A physical copy of a stolen credit card is comparatively more expensive, costing on average $171, or about five cents per dollar of credit limit. Additionally, login credentials for PayPal accounts would set you back close to $200, on average, which can be a substantial discount to the accessible account balance.[xviii]

Credits Cards: Deep Web Price Versus Credit Limit



Source: Comparitech.com, Created with Datawrapper

Cybersecurity Venture Financings

In 2021, cybersecurity companies received venture capital investment totaling $25.52 billion – an 11-year high – across 1,056 deals. This represented an 134% increase over the previous year, in which the industry received investment totaling $10.9 billion. Other notable highlights from the cybersecurity industry include:[xix]


- Total investments of $79.15 billion across 8,678 deals from 2011 to 2021
- Median pre-money valuation of $35 million in 2021, a 106% increase relative to 2020
- Median deal size of $6 million in 2021, a 100% increase relative to 2020

Remainder of Page Intentionally Left Blank



Capital Invested and Deal Count in the Cybersecurity Industry, 2011 - 2021

COMPETITORS



LexisNexis: LexisNexis is a data mining company used by corporations and government agencies to uncover insights and manage risk. One of their subsidiary companies, LexisNexis Risk Solutions, enables risk protection for companies in more than 180 countries across the globe.[xx] Its platform enables customers to manage risks such as identify theft and fraud through their access to advanced technology and analytics.[xxi] RELX Group acquired LexisNexis in 1994, and the company continues to operate under its own brand.[xxii]



Kount: Founded in 2007, Kount is a fraud management, identity verification, and online authentication technology that serves businesses and online merchants. According to the company, its customer base includes more than 9,000 businesses that use the platform to reduce chargebacks by up to 99%. Some of its most well-known customers include Chase, PetSmart, Staples, and GNC.[xxiii] In February 2021, Equifax closed its acquisition of Kount, enabling the parent company to expand its digital identity and fraud protection footprint.[xxiv]



MicroVentures



Seon Fraud Fighters: Founded in 2017, Seon Fraud Fighters (Seon) aims to helps businesses simplify their fraud management processes with AI-powered fraud prevention tools. According to the company, it can help any sized business seamlessly secure their data online through integrations with Slack, Salesforce, Microsoft Teams, and Hubspot. Some of its customers include AirFrance, Revolut, Patreon and Grab.[xxv] In March 2021, Seon raised $12 million in Series A funding led by Creandum, with participation from PortfoLion, and has reportedly been profitable since 2019.[xxvi]



Fraudio: Amsterdam-based Fraudio is a fraud prevention software that focuses on payment fraud detection and anti-money laundering practices within the financial and payments industries. According to the company, its SaaS, AI-powered fraud solution reportedly delivers 40% better results compared to top competitors. Currently, Viva Wallet, ePayco, and SaltPay, among others, use the Fraudio solution.[xxvii] In May 2021, Fraudio announced a $3.3 million seed financing round, led by BiG Start Centures and BYND Venture Capital.[xxviii]

EXECUTIVE TEAM



Tobin Shea, CEO and Co-Founder: Tobin Shea oversees all activities, employees, product development, and fundraising for MindWise as its Chief Executive Officer. Prior to co-founding MindWise, Shea was a researcher within Saint Mary's College of California's Chemistry Department and presented his research on the synthesis and testing of photo-responsive liquid crystal elastomers at the American Chemical Society Conference. He also started his own rare disease on Hereditary Hemorrhagic Telangiectasia disease within the Biology department. Accompanying his academic background, Shea is currently in the process of completing a cybersecurity certificate from Stanford University. Shea holds a Bachelor's from Saint Mary's College with a double major in Biology and Philosophy and a double minor in Chemistry and Music. Outside of academics, Shea has developed several patent pending devices ranging from ventilators in response to the pandemic to firearm safety devices.



Nico Kokonas, CTO and Co-Founder: Nico Kokonas is an entrepreneurial-minded software engineer that initially developed the idea of an early, threat detection cyber product for financial and non-financial institutions. Prior to co-founding MindWise, Kokonas co-founded Track4, a software that extracted data on bank identification numbers, which was used by First National Bank of Scotia. Before Track4, Kokonas was a Master Data Engineer of Gaine and a Cyber Security Engineer at Azorian Cyber Security.


Since inception, MindWise has been nearly entirely funded by its founders. In September 2021, the company received funding from a private investor by issuing a $25,000 convertible note with a 5% interest rate and a $5 million valuation cap. Upon an equity financing event of at $1 million, the note will convert into shares at the lesser value of (i) a 25% discount to the price per share of Preferred Stock sold to investors or (ii) the amount obtained by dividing $5 million by the Company's fully diluted capitalization. For additional information regarding this note's terms, please view the Offering Statement.

INVESTMENT TERMS

Security Type: Crowd Notes
Round Size: Min: $25,000 Max: $250,000
Discount Rate: 25% or 20%
Valuation Cap: $5 million or $10 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 25% discount (or a 20% discount) to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $5 million (or a $10 million) valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Krebs on Security: 4 Years After Target, the Little Guy is the Target

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:



- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://krebsonsecurity.com/2017/12/4-years-after-target-the-little-guy-is-the-target/
[ii] https://www.definefinancial.com/blog/identity-theft-credit-card-fraud-statistics/
[iii] https://onlinedegrees.sandiego.edu/top-cyber-security-threats/
[iv] https://www.privacyaffairs.com/dark-web-price-index-2021/
[v] https://krebsonsecurity.com/2017/12/4-years-after-target-the-little-guy-is-the-target/
[vi] https://www.cnbc.com/2021/01/27/credit-card-fraud-is-on-the-rise-due-to-covid-pandemic.html
[vii] https://www.marketsandmarkets.com/Market-Reports/fraud-detection-prevention-market-1312.html
[viii] https://www.consumerismcommentary.com/what-happens-if-your-bank-account-is-hacked/
[ix] https://www.privacyaffairs.com/dark-web-price-index-2021/



[x] https://www.asisonline.org/security-management-magazine/articles/2021/05/frankenstein-fraud-how-synthetic-identities-became-the-fastest-growing-fraud-trend/

[xi] https://www.grandviewresearch.com/industry-analysis/cyber-security-market

[xii] https://purplesec.us/resources/cyber-security-statistics/

[xiii] https://www.comptia.org/content/research/cybersecurity-trends-research

[xiv] https://www.marketsandmarkets.com/Market-Reports/fraud-detection-prevention-market-1312.html

[xv] https://www.yahoo.com/now/stolen-credit-card-info-on-the-dark-web-tripled-in-6-months-171720889.html

[xvi] https://www.cnbc.com/2021/01/27/credit-card-fraud-is-on-the-rise-due-to-covid-pandemic.html

[xvii] https://venturebeat.com/2015/02/08/fullz-dumps-and-cvvs-heres-what-hackers-are-selling-on-the-black-market/

[xviii] https://www.comparitech.com/blog/vpn-privacy/dark-web-prices/

[xix] Pitchbook Data, as of February 2, 2022

[xx] https://risk.lexisnexis.co.uk/about-us

[xxi] https://risk.lexisnexis.co.uk/about-us

[xxii] https://www.crunchbase.com/acquisition/reed-elsevier-plc-acquires-lexisnexis--6bb269c6

[xxiii] https://go.kount.com/Identity-Trust-Global-Network-Demo-Request.html?kw=kount&cpn=806504531&_bt=431301578303&_bk=kount&_bm=e&_bn=g&_bg=42120329952&gclid=Cj0KCQiA-K2MBhC-ARIsAMtLKRug5znSKND2eyI2eOPSDL7RY-0PvzdPnTh5e0KDJEn8BDrnfp4fPPcaAsjOEALw_wcB

[xxiv] https://kount.com/announcements/equifax-closes-acquisition-of-kount/

[xxv] https://seon.io

[xxvi] https://techcrunch.com/2021/03/17/fraud-prevention-platform-seon-raises-a-12m-series-a-round-led-by-creandum/

[xxvii] https://www.fraudio.com

[xxviii] https://www.finextra.com/newsarticle/38142/fraudio-raises-33m-for-fraud-prevention-platform

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

MindWise, Inc.
1555 Botelho Dr. #124
Walnut Creek, California 94596

Ladies and Gentlemen:

The undersigned understands that MindWise, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $250,000 of Crowd Notes (the "Securities") in a Regulation CF Offering (the "Offering"). This Offering is made pursuant to the Form C/A, dated May 2, 2022 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm Pacific Time on July 18, 2022, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) **General.**
   i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder,

and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v.   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi.   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii.   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c)   **No Guaranty.**
The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d)   **Status of the Undersigned.**
The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e)   **Restrictions on Transfer or Sale of Securities.**
i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii.   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii.   The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or (B) make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	1555 Botelho Dr. #124 Walnut Creek, California 94596 E-mail: admin@mindwise.io Attention: Tobin Shea
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity

By_____
Name:
Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

MindWise, Inc.
By_____ Name: Tobin Shea Title: Chief Executive Officer

EXHIBIT D

Crowd Notes

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

MindWise, Inc.

CROWD NOTE

FOR VALUE RECEIVED, MindWise, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $10 million.

The "**Discount**" is 20%.

The "**Offering Deadline**" is July 18, 2022.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (i) the product of (A) one minus any applicable Discount and (B) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (ii) the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

1

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. **"Corporate Transaction Payment"** shall mean an amount equal to two times (2x) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. **"Fully-Diluted Capitalization"** shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $250,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. **"Qualified Equity Financing"** shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. **"Shadow Series"** shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

      i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

      ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

    m. **"Target CF Minimum"** shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

      i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

      ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

      i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

      i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

          A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

          B. Obtaining the Corporate Transaction Payment.

      ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion.** As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

    a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

    b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

    c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

    d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

    e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

    f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

    g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

    a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

    b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

    c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however</u>, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law.** This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices.** All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements.** The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability.** If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note.** Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures.** Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers.** This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution.**

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval.** The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure.** Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

MindWise, Inc.

CROWD NOTE

FOR VALUE RECEIVED, MindWise, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $5 million.

The "**Discount**" is 25%.

The "**Offering Deadline**" is July 18, 2022.

1. Definitions.

    a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

    b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (i) the product of (A) one minus any applicable Discount and (B) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (ii) the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    c. "**Corporate Transaction**" shall mean:

        i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

        ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2x) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $250,000 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

    m. **"Target CF Minimum"** shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction.** In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion.** As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion.** This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their

4

capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

    a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

    b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

    c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

    d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

    e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

    f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

    g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

    a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

    b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

    c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however</u>, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law.** This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices.** All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements.** The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability.** If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note.** Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures.** Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers.** This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution.**

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck

MindWise

Prevent I Protect I Preserve

Credit & Debit Card Fraud Prevention for Financial Institutions

MindWise

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Fraud Today









Fraud Grows
Fraud burden grew an estimated $31 billion in 2020 [1]

Data Breaches Widen
54% YOY growth [2]

Card Fraud Cases Increase
Credit card fraud cases have increased 436% since 2015 [3]

Current Card Security Results









Too Slow
80% of successful fraud happens before it is even detected [4]

Layered Security
Slow, expensive, and dependent on manual reviews [5]

True Cost of Fraud
Average stolen card charged $780 [6]

$1 Stolen = $3.60 cost to U.S. retail and ecommerce merchants[7]

Conventional Fraud Timeline





Compromise	First Sale	Auction	Purchase	Fraud
The card information is acquired	The card information is sold to an online market	The online marketplaces partial or full data up for auction	A cyber-criminal purchases the card for personal use	The cyber-criminal attempts a charge on the card

Conventional Fraud Timeline

MindWise acts earlier

Conventional fraud prevention acts here



Compromise	First Sale	Auction	Purchase	Fraud	
The card information is acquired	The card information is sold to an online market	The online market places partial data up for auction	A cyber-criminal purchases the card for personal use	The cyber-criminal attempts a charge on the card	

Sale

Auction

Pur

Competitors are defeated by:

- Incredibly secure & secret markets
- Selective card data release
- Behavior tracking technology

MindWise:

- Engineered to overcome these security measures with an advanced, self-proliferating botnet
- Designed to detect compromises sooner compared to existing solutions

MindWise Modular Analytics Engine
(MAE)

A powerful fraud prevention tool


Cloud-Based
Scalable to any size with little cost increase


PCI Compliant
Our system is engineered to be completely secure


Easy Integration
Quick and secure through an API. Only need bank BIN numbers.


Modular Applications
Developing projects like synthetic fraud, account, and identity protection


MindWise


Trade Secret
The MAE is incredibly complex and is a coveted trade secret

Savings and Benefits for Financial Institutions





MindWise is a powerful tool that aims to stop all card fraud types originating form illicit marketplaces

Designed to reduce card fraud



MindWise

Great customer experience

Cut costs from fraud losses



We expect to price our product to deliver cost savings to the true cost of fraud to financial institutions



Customers may experience less fraud, fewer false transaction freezes, and irritating verification calls

Faster, better mitigation options



MindWise seeks to detect compromised cards early, giving institutions more time to react

---

Product Roadmap

Use cases expand far beyond card fraud prevention and banks alone



Synthetic Fraud
Synthetic fraud is one of the fastest growing types of fraud.[8]



Identity Theft
Identity theft is a critical component in many types of fraud.



Threat Intelligence
Hackers often collaborate and coordinate attacks through the dark web, which MindWise monitors to alert clients to potential attacks before they happen.





MindWise



Account Takeover
Financial accounts are regularly sold on illicit marketplaces, which could be taken over by criminals.

Merchant Protection
Merchants are some of the biggest losers to fraud.





Consumer Information
Businesses aren't the only ones who need protection. We anticipate marketing our product to individual consumers.

Product Validation & Traction

Jason's Deli

MindWide found a nearly 100 percent overlap between ZIP codes on the dark web and ZIP codes of Jason's Deli locations.[8]

Card Count

4+ million cards counted across black market databases

Pilot Program Partner

MindWise is currently partnered with Loan Close to provide fraud screening for their 50 banking partners



The Market Today


MindWise



Financial Institutions

9,000+ FDIC-insured banks and credit unions in the U.S.[9,10]



Domestic Usage

47% of Americans have been victims of card fraud in the last five years[11]



Cards Issued

Approximately 1.1 billion issued cards in the US [12]

Marketing and Sales





Content creation:
Web, articles, and media

Target banks with known compromises

Banking associations

Inside contacts and channel partners

Pricing Model





Pilot Card Protection

Pay as you go:
No risk
Flat fee for each confirmed compromised card

API Integration

$100/card

Transition to regular pricing options after pilot

Card Protection

Pay as you go:
No risk
Flat fee for each confirmed compromised card

API Integration or Periodic Delivery

$400/card

Card Protection

Subscription:
Cost Saver
Flat fee for each card issued by institution

API Integration or Periodic Delivery

$2.50/card

Use of Proceeds



- 7%
- 5%
- 20%
- 8%
- 60%

Legend:
- Intermediary Fees
- Salary Payments
- Tech Stack
- Marketing and Sales
- Legal and Administrative

Our Core Team



MindWise



Tobin Shea
CEO & CO – FOUNDER

Tobin earned a dual degree in biology and philosophy with dual minors in chemistry and music and is a proud Eagle Scout. He is currently working to complete his cybersecurity certification from Stanford to remain current in the dynamic cybersecurity environment.



Nico Kokonas
CTO & CO – FOUNDER

Nico is an expert in the field with years of cybersecurity experience ranging from medical records to enterprise security at banks. He regularly consults other developers on security, botnets, scarping, and other topics. Nico was a proud pioneer of the deep web as an early adaptor of Tor Browser



Dr. Early Sacerdoti
ADVISOR

Dr. Sacerdoti is a serial entrepreneur, with over 40 years' experience in the industry. Earl earned his MS and PhD degrees from Stanford University. He is also a co-founder of Symantec, a fortune 500 software company that owns both Norton Security and LifeLock.



Graham Seel
ADVISOR

Graham Seel is a technology advisor to banks and credit unions with decades of industry experience. He is also a seasoned fintech consultant with a strong record of partnering third-party technology providers with financial institutions.

References

1. "Card Fraud Worldwide." *Nilson Report,* issue 1187, 2020
2. *Risk Based Security*, 2019
3. *Atlas VPN Research, 2020*
4. https://www.plixer.com/blog/layered-security-approach/
5. "State of Card Fraud." *Rippleshot,* 2017
6. *Credit Donkey,* 2020
7. "True Cost of Fraud." *Lexis Nexis,* 2021
8. https://www.thomsonreuters.com/en-us/posts/investigation-fraud-and-risk/synthetic-identity-fraud/
9. "4 Years After Target, The Little Guy is the Target." Krebs, Brian.
10. Number of FDIC-Insured Commercial Banks in the United States from 2009 – 2019." Statista, 2020
11. "Number of Credit Unions in the United States from 2013 to 2020." Statista, 2021
12. "23 Frightening Credit Card Fraud Statistics." CreditDonkey, 2020
13. "U.S. Credit Cards – Statistics & Facts." Statista, 2021.

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<ins>Company Risk</ins>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

<ins>Company Risk (cont'd)</ins>

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

[Graphic Overlay: Mindwise: Prevent | Protect | Preserve]

[Text Overlay: Tobin Shea: CEO, Mindwise]

Mindwise is a modular fraud prevention solution working with banking and non-banking financial institutions.

[Text Overlay: Credit & Debit Card Fraud Prevention]

Our premiere product is credit and debit card fraud prevention, but some of our other solutions include account takeover fraud, loan fraud, and synthetic fraud prevention as well.

At this stage, an investment into Mindwise would help drive our client acquisition strategy and future product development.

We plan to dedicate resources in large part to key hires, marketing, and sales. Specifically, our goal will be to secure five to ten institutional partners, providing the key necessary revenue to help grow and to establish MindWise's reputation as a pioneer of next generation fraud prevention, which could facilitate more rapid growth in the following years.

For the future of Mindwise, I hope to earn and cement Mindwise's position as a pioneer for next generation fraud prevention and to continue and grow our product offerings to stop all different types of fraud, protecting the individual consumer, or brick and motor store, all the way to payment processors and financial institutions.

Please join us as we raise funds with MicroVentures to drive the growth of Mindwise through client acquisition and future product development. Thank You.

[Text Overlay: Mindwise: Prevent | Protect | Preserve]

[Text Overlay: Visit mindwise.io for more information]

EXHIBIT G

Webinar Transcript

Brett Andrews:	Hey everybody, this is Brett Andrews with MicroVentures. Thank you all for tuning into this webinar today. Today we're going to be hearing from MindWise, a threat detection software solution that uses proprietary technology to monitor the deep web for sensitive personal information for banking and non-banking institutions. We are joined today by their co-founder and CEO, Tobin Shea. Tobin oversees all activities, employees, product development and fundraising for MindWise. Prior to co-founding MindWise, Tobin was a researcher within Saint Mary's College of California's Chemistry Department, and presented his research on the synthesis and testing of photo-responsive liquid crystal elastomers at the American Chemical Society Conference.
Brett Andrews:	Accompanying his academic background, Tobin is currently in the process of completing a cybersecurity certificate from Stanford University. He holds a bachelors from Saint Mary's College with a double major in biology and philosophy, and a double minor in chemistry and music. Outside of academics, Tobin has developed several patent-pending devices ranging from ventilators in response to the pandemic, to firearm safety devices. How are you doing today Tobin?
Tobin Shea:	Doing really well, thank you for asking.
Brett Andrews:	Yeah hey great. Thanks for joining us and spending some of your time here today. Just so for folks listening and tuning in here, just to understand what we're going to be doing. Tobin's going to spend about 10 or 15 minutes going through his presentation for MindWise, hopefully you can see that intro slide on your screen. He's going to give us a little bit more background, and when he's finished he's going to kick it back over to me and we're going to do a little conversational Q&A to learn a little bit more about the business. With that Tobin I'll let you take it away and introduce everyone to MindWise.
Tobin Shea:	Thank you so much. My name is Tobin Shea, and today we'll be talking about MindWise cybersecurity and fraud prevention. So first we can outline fraud today, and already there's some newer statistics than the ones shown here, but the general trend holds true and that is that fraud is growing. In 2020, the fraud burden grew to about $31 billion for financial institutions.[i] Data breaches have continued to grow with about an average of 54% year over year growth,[ii] and I think the most recent figure was actually 68% in this last year.[iii] Then of course card fraud in general is also on the rise, and it's increased about 436% since 2015.[iv] Of course there are current security measures in place, and these measures do well and they actually stop a significant amount of fraud. Lots of times this fraud goes through because it's just too slow. The fraud isn't even detected before the transaction is approved.
Tobin Shea:	Financial institutions often have to depend on layered security often through multiple providers. This is also slow and expensive, and it depends on manual reviews in many cases, which is actually a person going through transactions and deciding whether to flag it or not. The average stolen card is charged about

$780,[v] but the actual losses to the institution are much higher. That's because you have to include things like mitigation costs and the costs for things like those manual reviews. So, in reality, even though a card is charged $780, they're really losing about $3.60 per dollar when you factor in the other costs.[vi]

Tobin Shea: This is the conventional fraud timeline. Not all, but a large percentage of fraud occurs in exactly this manner. It usually starts with compromise. The card information is acquired, this is usually through some kind of data breach somewhere. Maybe the bank directly, it may be a store that has credit card information on file, or it could be something else. But it usually starts with a data breach.

Tobin Shea: The hackers then take that information that they were able to secure from the data breach, and they put that for sale. They give that to an online illicit marketplace. Sometimes the hacking group may host their own marketplace to sell the information they're able to acquire. Other times they sell it to another wholesaler marketplace on the dark web. The stolen information is then put up for auction on these sites, and individual fraudsters can browse the credit and debit cards that are for sale and purchase the information if they choose to. Once the cyber-criminal purchases the card information they're able to use it for illegal purposes and attempt the fraud. The conventional fraud prevention acts at the end of this timeline. Essentially it analyzes transactions and it looks for abnormalities, and they can see if someone is making a strange purchase, they might be able to freeze the transaction. But the key thing here is the fraudster already has your information and they're already at least attempting transactions if not completing them.

Tobin Shea: MindWise on the other hand attempts to act earlier. We are able to penetrate these online auction sites. We can attempt to notify the issuing institution before the fraudster has even bought the information or even attempted the fraud. This sounds simple enough, namely monitoring a marketplace and reporting the cards that are up for sale, but in practice this is actually quite difficult. The marketplaces are often incredibly secure and many places or in many instances they're just secret, it's hard to locate them. Then once you have, it's hard to infiltrate them. They also employ different techniques to make it harder to identify data breaches. That can include selective card data releases, where rather than releasing 10,000 compromised cards all at once from a recent data breach, they trickle them out over several months. That makes it very hard for institutions to detect the data breach in the first place.

Tobin Shea: But for MindWise it kind of doesn't matter, because regardless of how or when it was breached, the moment it goes for sale we're able to chronicle that. They also use behavior tracking technology. This is to prevent automated scrapers or surveillance tools from gaining sustained access to these marketplaces. A person takes time to scroll through and read, whereas a scraper or a computer does so instantaneously, and then they lose access to the marketplaces. Of course MindWise has automated this. We've engineered an automated response to the security measures that allow us to gain reliable access to these marketplaces. The core to our platform is the modular analytics engine. We call it modular analytics engine because while this presentation is mostly focusing on credit and debit card fraud, we can modularly apply the same technology to other types of issues like synthetic fraud, account takeover, and identity theft protection.

Tobin Shea: It's cloud based, so it's scalable with very little increase in our overhead cost. Our secure REST API makes integration quick and easy. The only thing we need from banks is their BIN numbers, which is not even really privileged information. Of course, this is our trade secret. Like I described earlier, it's quite complex to execute what we're doing, and we believe as a trade secret this would be hard to replicate. The savings and benefits for a financial institution. Like I said, MindWise aims to stop fraud prevention of all types that are originating from illicit marketplaces. We expect our product to deliver a cost savings to the financial institution, especially when you consider the true cost of fraud calculation.

Tobin Shea: MindWise seeks to detect compromised cards early, which gives institutions much more time to react as opposed to trying to process in a matter of seconds whether a transaction is fraudulent or not. Whereas MindWise is acting or attempting to act much further upstream. So banks may have a matter of days to mitigate a potential risk as opposed to seconds. Then of course this could improve the customer experience. We've all probably gotten a call from our bank asking if a transaction is fraudulent or not. This is irritating, especially when you're getting a call for a legitimate transaction and you're waiting in the checkout line. Hopefully with MindWise we can reduce these false positives, and hopefully improve customer experience. Here's some of our other product offerings and our product offering roadmaps that we plan to expand to if we aren't already doing it.

Tobin Shea: Just to briefly go over each, we can start with synthetic fraud. Synthetic fraud is basically a new spin on identity theft. It's not quite identity theft, where they're taking one person's identity and using it illicitly. Rather, they're taking multiple people's identities and creating a new person at least digitally, and using that new persona to secure loans, credit cards or cars, or other things illegally. This is actually one of the fastest growing types of fraud,[vii] and it's pretty difficult to combat. Similarly, we have traditional identity theft, and again MindWise can help combat this with our dark web monitoring. We have account takeover, which is essentially the sale of username or password. This can be anything from a bank account, gaining someone's login information, or this can be something like social media, "hacking someone's account." Of course there's general consumer information.

Tobin Shea: Obviously most of our solutions here have been business facing, but of course individual consumers and customers have sensitive information that they would not want available on the dark web either. MindWise plans in the future to roll out an individual facing solution to help individual people protect their information. We also have merchant protection. Individual storefronts are some of the biggest losers to fraud. Lots of times the liability for the fraud lands on the bank, but other times it lands on the store that had something purchased from them with that illegal card. We also plan to roll out a solution that will help these individual merchants detect fraud. Then of course we want to roll out generalized threat intelligence. Hackers often collaborate and coordinate attacks on the dark web, maybe it's through forums or other hotbeds of illegal activity. MindWise is able to monitor these forums as well, and we can notify a client about a potential attack or dangerous chatter that we were able to pick up on in some of these forums.

Tobin Shea: Some product validation. Very early on in our prototyping stage, one of our most exciting discoveries and product validations was the discovery of the Jason's Deli breach. MindWise was able to analyze lots of cards, and we found that there was nearly a 100% overlap between the zip codes of cards on the dark web and those of Jason's Deli. We were able to communicate with the authorities and share our findings, which turned out to be correct, and that was that Jason's Deli had undergone a data breach and was leaking payment information of their customers.[viii] Our system is able to detect millions of cards. Cumulatively, we are above four million cards counted across these black marketplaces. Of course, we also have our pilot program partner which is LoanClose. MindWise is currently partnered with LoanClose, who is a loan portal. We are working with them to help them stay secure, of course, and to also analyze some of their new applicants and determine whether it may be a stolen identity.

Tobin Shea: The market today for financial institutions there is just over 9,000 FDIC insured banks and credit unions in the United States.[ix] Domestically about 47% of Americans have been a victim of card fraud within the last five years.[x] As far as cards issued, there's approximately 1.1 billion issued cards in the United States.[xi] So our marketing and sales. Our approach is going to be multi-pronged. One thing we want to focus a lot on is content creation, whether that's web content like videos or articles. This is very important when it comes to establishing trust and establishing MindWise as a thought leader in the field, and establishing ourselves as really a pioneer in this style of fraud prevention. We also will target banks with known compromises.

Tobin Shea: One thing we do is monitoring the cards on the dark web. We're not just monitoring cards for existing clients. So even though bank X might not be a client yet we are monitoring bank X's cards. We can approach bank X and tell them that we have found approximately this many cards in this time period. I think that's pretty unique for MindWise. Most companies when they approach a potential client, they talk about their benefits at a hypothetical theoretical level. Whereas MindWise we can say with some certainty that we already have this many cards and we can already provide the service. We also hope to utilize banking associations, and trade show type groups to promote MindWise across the banking institution. Of course, through some of our business advisors and other partners we also have inside contacts at other banks. We also hope to use channel partnerships with other complementary security. What that means is other fraud prevention and security providers might not be direct competitors.

Tobin Shea: Like I described earlier, most fraud prevention operates by analyzing transaction abnormalities. We don't see these companies as direct competitors, rather complimentary service providers. So hopefully, MindWise will work out partnerships with some of these complimentary providers and use them to promote ourselves and our partners, and provide the best services we can to our future clients. Our pricing model. We have an early pilot card protection for banks in the trial period. Essentially, we want this to be risk free, which means if we don't find any compromised cards the bank doesn't have to pay us anything. If we do deliver a compromised card to them, we will charge $100 per card, which is still a huge savings considering the average stolen card is charged about $780. Of course when you factor in the true cost the fraud multiplier there, the loss for the bank is even higher.

Tobin Shea: After the pilot program ends, we would move to our regular pricing options. That can be one of two ways. We could continue the risk-free pay-as-you-go model, where we charge only for cards we deliver, but the price increases from our trial pricing option. Or we could move to a regular subscription, where they pay a flat fee based on how many cards the bank has issued. Here we have some information on our use of proceeds. As you can see on the right side of the pie chart salary is the largest single expense. This is because we need to be able to attract some of the best talent for software development and cybersecurity. Other significant expenses include marketing and sales. I think this is self-explanatory here.

Tobin Shea: Without a healthy marketing and sales budget client acquisition would be harder. That's the next most important aspect of our budget. Of course, we have about eight percent of our expenses will be dedicated to our tech stack. That's things like server expenses and systems that will run the API. So of course it's eight percent, which I think is great. This is a serious platform, and we're able to run it very efficiently, and that only eight percent of our operating budget, this is a very lean and efficient system and I think that's worth noting. Of course there are few other smaller fees such as general legal and administrative, and then of course intermediary fees for the fundraising. Lastly, we have our core team. I can skip over myself as we did a little intro in the beginning, and I can speak about Nico our CTO and co-founder. Nico's been working in cybersecurity since as early as he could.

Tobin Shea: When he was 15 he got his work permit and started working in cybersecurity, which I think is pretty impressive. I don't know many 15 year olds that have already secured a cybersecurity position job. Some of his work experience ranges from medical record security, to even working enterprise security at banks. He regularly consults other developers on all things cybersecurity, botnets, scraping, and other topics. Nico's really been using this technology and things like the Tor Browser since they were invented. We also have our very distinguished advisor, Dr. Earl Sacerdoti. Dr. Sacerdoti is a serial entrepreneur with over 40 years of experience in the industry. He has his master's degree and PhD from Stanford, and he was also the co-founder of Symantec, a Fortune 500 software company that notably owns Norton Security and LifeLock.

Tobin Shea: Lastly, another one of our key advisors is Mr. Graham Seel. Graham Seel is a bank technologist and advisor to credit unions and other banks and fintechs with decades of industry experience. He provides lots of insight for our operations and strong connections within the industry. Of course, we have our references if you want to learn where any of our data came from, feel free to explore any of these sources. That about wraps up our presentation on MindWise and the fraud landscape today. I really hope you enjoyed and thank you very much for taking the time to watch through this.

Brett Andrews: Great, thanks Tobin. That was very thorough and appreciate all the background there. I've got a couple just quick follow-up questions that I thought might be interesting to talk about briefly. The first one, maybe if you can flip back to the, I think it might have been the third slide, the one with the timeline of how the fraud typically takes place. I believe yes, this is right. I'm not sure if you're aware of this or not, but what would you say in general is the timeframe from the starting point where a card's compromised to the ending point where there's fraud that takes in real time? Is this something that occurs in a matter of seconds, minutes, days in general? What do you typically see there?

Tobin Shea: That's a really great and really interesting question. In a sentence it depends. To provide a little more detail than that, the average data breach actually goes undetected for over 200 days.[xii] That means before a company is aware that their data is even compromised, about 200 days have transpired. In that 200 days, that's generally when we see this activity. Cyber criminals want to capitalize on that fact. They know that it takes time to detect data breaches, and if they do their job well, it can take a long time to detect those breaches. They want to capitalize on that. Typically, they want to offload that stolen information as quickly as possible. They typically want to do that somewhat quickly to beat the authorities.

Tobin Shea: On the other hand, if they release all the cards at once that were stolen from Jason's Deli perhaps, to talk about a real-life example. If they release all those cards at once, it makes it easier for MindWise to do so and it makes it easier for other institutions like Visa or MasterCard to analyze it. So what fraudsters can do is they release it over a staggered period of time, and it makes it more challenging to find the source of the data breach, and it also skews the timeline of how quickly we move through this process, namely from compromise to fraud. So it depends. But in general they try to keep it fairly quick before the authorities are aware of the breach.

Brett Andrews:	Got it. Then when it comes to, this is probably an obvious question, but when it comes to the moment in which you guys have detected an alert or detected a compromised card. In terms of what happens with that information, information meaning like hey this card or these groups of cards are compromised, is that really just up to the client? So you have a bank that's paying you just to tell them when there has been a breach, and then they decide whether they want to handle it internally or go to the authorities, or what have you, it's really just up to the customer?
Tobin Shea:	Essentially yes. For most of our solutions, we will deliver them the information, but it's up to their internal policy on how to mitigate it. Of course we will support integrating into their automated process, but yes in the end they will customize their policy accordingly to their policies. So yes, we're simply delivering the information and leaving it up to them.
Brett Andrews:	Okay, understood. I figured that was the response. Shifting to the go to market strategy, you talked about some of the things that you guys were doing. I know when we originally spoke months ago one of the things I did find fascinating was your bringing, you're almost doing the work without being paid up front. If you find some cards that have been compromised, obviously going to a potential customer with that information there's already value, you're demonstrating value without actually even being compensated for it. In terms of the actual commercialization side, and just drilling down into that process and putting it in practice, let's say you find that some merchant or some bank has had a batch of compromised cards, what is the process from there? I guess who is the purchaser within those organizations? I guess it's different depending on who it is, but are you contacting the C-suite to let them know about this? Is it via email? I guess I'm just curious about the tactics in terms of how that sale process starts once you've got some value you can demonstrate.
Tobin Shea:	Sure, also great question. The answer is also it depends. I think the biggest factor there as how big is the bank? The bigger the bank the more levels of corporate governance. The smaller the bank usually it's a little more straightforward, there might be general employees then a middle management then a C-suite. As opposed to the large banks where there are so many tiers of management, different departments, etcetera. Typically, when we reach out to a bank regardless of size, we're not going to reach out to one person alone. We usually try to extend that outreach to a few individuals.
Tobin Shea:	Banks organize differently, but there's typically a fraud prevention director or a risk security officer that handles fraud. We always try to include that person, which is usually a high-ranking decision maker, oftentimes on the C-suite. Then there's usually the base level employees working in the security department. We're also trying to contact those individuals as well and share our findings essentially, and that we believe we can help this institution. With any bank we're trying make contact on multiple levels, but the title of those people varies from bank to bank.

Brett Andrews:	Sure. I'm sure as a quick aside, I'm sure a lot of these questions the correct answer is going to be it depends, but it helps to just get a little bit of color of how you think about things. On that note and sticking with this slide, I really do think this slide is very illustrative of how you guys fit into the stream. I think that leads into my next topic I wanted to touch on, which is competition. One thing I was curious about in terms of competition, and I know that there's other forms of fraud that maybe don't go through this timeline, but assuming in these cases where there is a compromised card that ends up going to an auction. Is there a competition in the auction to purchase space that in terms of where you guys are in the stream? Or is all of the competition at the end of the cycle sort of towards the fraud? Maybe if the answer is the former, what does the competition look like from a high level?
Tobin Shea:	Sure. Yes, this was a excellent question already on our discussion page. I was actually very excited to answer this question. Of course there are other fraud prevention companies, this is a very established field already. I think the biggest differentiating factor one is how we're doing this, namely through dark web monitoring rather than analyzing transactions or behavior. Within our specific niche of dark web monitoring yes, there are other companies that do so. They might be doing other things. For instance, I think in the discussion well, one company that was asked about was oh, I think it was DeepSense. They do, they monitor the dark web.
Tobin Shea:	They're doing so to analyze company risk, like third party vendor management risk based on what sort of chatter is on the dark web. They're monitoring the dark web, but to a completely different end than MindWise. There are a few companies, and I'm only aware of a very small number, that are monitoring things like stolen credit and debit card frauds. I think without going too much into each of these companies and their methods compared to MindWise, I think to sum it up in a sentence, MindWise aims to deliver more focus active fraud prevention and cybersecurity. Focusing on timeliness, data quality and comprehensiveness at a very flexible price point that is enabled by that very lean technology stack I mentioned earlier.
Brett Andrews:	Got it, I think that's a great succinct tagline there. Just as a follow-up to that, and I'm sure the answer to this one is it depends on the customer. But do you see, especially given your business model where it's like hey, you pay us, I know there's a couple different models you've got in the works. But certainly, the one where it's like hey, you pay us if we prove our value. Do you see this as a replacement for most of the existing solutions or potentially a supplement? I guess if I'm a customer I'm looking at it like hey if these guys happen to get stuff that our other system doesn't catch then that's worth paying for. I was just curious how you see it given the overall landscape.
Tobin Shea:	Exactly yeah. So, like you said, a supplement, that's how I see MindWise where we're currently standing. That's where I see MindWise fitting in. I personally wouldn't advocate that a bank drops or a credit union drops their current fraud

prevention protocols. I think they should probably keep those in place and add MindWise as another layer of security. So that those transactions that their current methods don't catch, well maybe MindWise can. So again I see us mostly as complimentary rather than competitive with a lot of the existing fraud prevention solutions.

Brett Andrews: Sure. I think that helps. If folks are wondering about competition that kind of I think the business model really it speaks to your belief in the product. Because if you aren't able to produce that value it's tough to earn revenue. Last couple of questions. One's going to be about the future and one's a little bit more of a drill down on where things are today, starting with the future here. You talked a bit about the different applications that this product could evolve into. Obviously, we've spoken a lot today about banking, banking institutions, credit unions.

Brett Andrews: As you guys look at the different verticals that you could go into, just curious what drives maybe some of the, or what will drive some of the decision making there? Is it hey, we've seen this one vertical is ripe with issues and our system is catching a lot of instances of fraud that are tied to the same place? Is it more working backwards of hey, what are the verticals where this fraud is costing them the most, and that value delta based off what we can charge, even if the absolute number isn't quite as high really makes more sense to pursue that vertical? I was just curious how you guys think about that as you continue to grow.

Tobin Shea: Great thoughts included in your question there. Yes, so we've identified banking institutions. That being said, there's also downsides associated with the financial institution industry, namely they're notorious for long sales cycles. While other business verticals might theoretically calculate to be less lucrative, we might avoid things like the long sales cycle. That certainly influences and has influenced our decisions on what sort of products we want to roll out and in what order.

Tobin Shea: On that note, one of the products we've recently rolled out as you can see on our newly updated website is data breach protection. Of course, this can be used by financial institutions, but really this is something that can be used by any company that is storing sensitive data. Again, the benefit for working with non-financial institutions is, while it might be a smaller contract value, other companies typically are more agile than banks because they're dealing with less regulation and less complicated corporate governance, and just a generally faster sales cycle. It's things like that, that help inform our decision on what products we want to roll out and in what order.

Brett Andrews: I think that's super interesting that you guys throw the factor of sales cycle in there. I didn't even think of that, but I can see that. Cashflow velocity obviously at an early stage of a business is almost more important than overall contract size, and so that makes a lot of sense. That makes a lot of sense. Last question. You talked a bit about the updated website, I thought maybe I just wanted to give you a minute or so to speak just about the state of the product today. I know you talked about some of the pilot that you've got ongoing, and I was just curious if you wanted to share anything about where things are today. I know you've got a number of products in the pipeline, but what is in the near term of what you guys might be, obviously feel free to keep whatever you want close to the vest, but what is on the near term, on the horizon of what you guys might roll out soon?

Tobin Shea: Sure, absolutely. Again, to anyone who's watching, feel free to look up the website mindwise.io. In the website you can browse and scroll to the solutions tab. Under there, we'll talk about a lot of our products that are now ready for market. That includes of course our premier product, which is the credit and debit card fraud product. Then we have our data breach monitoring product, which I just briefly mentioned. Our generalized threat intelligence, identity verification, which is, in a word I would describe our identity verification is the broad name for our synthetic fraud and identity theft products. They're just fraud prevention dealing with identities and our account takeover solution. These are all ready for market now.

Tobin Shea: We're really excited about that. Like I spoke to earlier, one reason we were able to develop these and roll these out relatively quickly is because of our modular analytics engine. We built this platform in a way that at its earlier stage was focusing solely on credit and debit card frauds, but we built it in a way where we could change the search criteria and also monitor compromised accounts, compromised data, really anything of value that could be sold on these marketplaces, we can quickly tailor our modular and analytics engine to detect that type of data.

Brett Andrews: Got it. I think that's a great point to mention that the infrastructure of how you guys are building this does allow for you to be nimble. So, if you see an opportunity it sounds like you can jump on that fairly quickly, even with the resources that you currently have. You can imagine with even more resources what the future might hold. Really appreciate the time here. Before I give you any sort of parting thoughts or pass it over to you for that, just want to thank anybody who has tuned into this. Then of course if you'd like to invest, we'd encourage you to do so. That is the point of presentation, is to share more information for potential investors. If you don't already have an account with us at MicroVentures, I'd encourage you to set one up, it's free to do so. If you do then you likely know what the process is like, but there's a bright orange invest button up at the top right of that campaign page. You can click there, decide how much you'd like to contribute, and it'll walk you through the process of transferring the funds.

Brett Andrews: That campaign page you can find if you go to the microventures.com website and click on the Invest tab at the top. You can scroll down and find the tombstone for MindWise. The direct URL as well is invest.microventures.com/offerings/mindwise. Then I guess lastly, we mentioned this at the end here. If you are a business owner and you feel like this product could help you in some way, whether that's a finance institution or any of the products that Tobin had mentioned, definitely check out that website, mindwise.io. I think you can find ways to get in touch with Tobin and his team, I think they'd be certainly open to exploring that. That's it for me here, Tobin any parting thoughts or any other places that you wanted to point people towards potentially?

Tobin Shea: Yeah, sure. Like you said, if you are listening and you are a business owner working with sensitive data, I really encourage you to reach out. The cybersecurity landscape right now is very active to name it in one word. We really hope that we can play a role in keeping businesses and their data safe. So please reach out and we can find a agreeable term to help protect your data. I just want to say thank you for everyone who spent time here today learning more about MindWise, and yeah please feel free to reach out with any questions.

[i] "Card Fraud Worldwide." Nilson Report, issue 1187, 2020

[ii] Risk Based Security, 2019

[iii] https://iapp.org/news/a/record-number-of-data-breaches-in-2021/

[iv] https://atlasvpn.com/blog/financial-fraud-reports-in-the-us-jumped-by-104-in-2020-q1

[v] https://www.creditdonkey.com/credit-card-fraud-statistics.html

[vi] https://risk.lexisnexis.com/insights-resources/research/us-ca-true-cost-of-fraud-study

[vii] https://www.shazam.net/news/shazam-blog/synthetic-identity-fraud-is-the-fastest-growing-financial-crime-in-the-united-states/

[viii] "4 Years After Target, The Little Guy is the Target." Krebs, Brian.

[ix] "Number of FDIC-Insured Commercial Banks in the United States from 2009 – 2019." Statista, 2020; "Number of Credit Unions in the United States from 2013 to 2020." Statista, 2021.

[x] "23 Frightening Credit Card Fraud Statistics." CreditDonkey, 2020.

[xi] https://www.statista.com/topics/1118/credit-cards-in-the-united-states/#dossierKeyfigures

[xii] https://legaljobs.io/blog/cyber-crime-statistics/